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Contact:  LeAnne Zumwalt
          Investor Relations
          DaVita Inc.
          310-750-2072

      DaVita Inc. Plans to Buy up to 25,000,000 Shares of Its Common Stock and Its 9 1/4% Senior Subordinated Notes due 2011

TORRANCE, CA, March 15, 2002, DaVita Inc. (NYSE: DVA) announced today its plans to repurchase up to 25,000,000 shares of its common stock and any or all of its outstanding 9 1/4% Senior Subordinated Notes due 2011. DaVita expects to enter into a new senior credit facility to finance these repurchases.

The stock repurchase will be made through a tender offer that will commence on or about Wednesday, March 20, 2002. The tender offer will not be contingent upon any minimum number of shares being tendered, but will be contingent upon the funding of the new senior credit facility and the consummation of the tender offer for the notes and receipt of the requisite consents.

The note repurchase will be made through a tender offer that also will commence on or about Wednesday, March 20, 2002. This tender offer will consist of the offer to purchase, subject to the funding of the new senior credit facility and other conditions to be set forth in the tender offer documents, of the outstanding notes at a price to be determined by reference to a fixed spread over the yield to maturity of certain U.S. Treasury Notes, plus accrued and unpaid interest up to but not including the date of payment for the notes. In connection with the note tender offer, DaVita will seek consents from the holders of the notes to amend the indenture governing the notes by eliminating substantially all restrictive provisions. Only holders of the notes who consent to the proposed amendments by validly tendering their notes as of the consent date will receive the consent payment, unless DaVita extends that date.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OR NOTES. THE SOLICITATION AND THE OFFERS TO BUY DAVITA'S COMMON STOCK AND 9 1/4% NOTES WILL ONLY BE MADE PURSUANT TO SEPARATE OFFERS TO PURCHASE AND RELATED MATERIALS THAT DAVITA WILL BE SENDING OUT SHORTLY. SECURITY HOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFERS. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE STOCK TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

DaVita is a leading provider of dialysis services in the United States for patients suffering from chronic kidney failure. DaVita owns and operates kidney dialysis centers and home peritoneal dialysis programs in 32 states, as well as Washington, D.C. It currently operates 493 outpatent dialysis facilities serving approximately 43,000 patients and also provides acute hemodialysis services to inpatients at approximately 270 hospitals.

This release contains forward-looking statements relating to such matters as anticipated tender offers, financing arrangements and other similar matters. Forward looking statements are identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words. A variety of known and unknown risks and uncertainties and other factors could cause actual results and expectations to differ materially from the anticipated results or expectations. Please refer to DaVita's Form 10-K for the fiscal year ended December 31, 2001, for more information on these and other risk factors that could cause actual results to differ. DaVita does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.